UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission File Number: 000-01667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
8111 Smith's Mill Road
New Albany, Ohio 43054

Required Information

The following financial statements and supplemental schedule for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description:
Index to Audited Financial Statements		3
Reports of Independent Registered Public Accounting Firm		4

Audited Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2016 and December 31, 2015		5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016		6
Notes to the Financial Statements - December 31, 2016		7

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		12

The following exhibits are being filed herewith:
Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016

Contents

Reports of Independent Registered Public Accounting Firm	4

Audited Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Compensation Committee
Bob Evans Farms, Inc. and Affiliates
401K Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015, and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Columbus, Ohio
June 26, 2017

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	113,572,148	111,902,537
Unallocated insurance contract, at contract value	41,437,010	42,123,588
Total assets held for investment	155,009,158	154,026,125

Receivables:
Contributions from employer	—	1,859,405
Total receivables	—	1,859,405

Total assets	155,009,158	155,885,530

Liabilities
Excess contributions payable	—	82,800
Total liabilities	—	82,800
Net assets available for benefits	$155,009,158	$155,802,730

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions:
Employer contributions	$4,236,003
Employee contributions	12,111,494
Interest and dividend income	3,063,478
Net appreciation in fair value of investments	5,943,909
Total Additions	25,354,884

Deductions:
Administrative expenses	1,171,600
Benefits paid directly to participants	24,976,856
Total Deductions	26,148,456

Net decrease	(793,572)

Net assets available for benefits:
Beginning of year	155,802,730
End of year	$155,009,158

The accompanying notes are an integral part of these financial statements.

1. Description of Plan
The following description of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (“the Plan”) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (“Bob Evans” or “the Company”), who have at least 30 days of service, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. Prior to December 23, 2015, an employee was required to have at least 1,000 hours of credited service and were age 19 or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution that is determined annually by the Company’s Board of Directors as a Company match. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in proportion to the participants’ deferred compensation. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions and / or qualified plan expenses. All contributions are subject to certain limitations of the Internal Revenue Code (“the Code”).
Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan.
Plan participants are limited to the amount of Bob Evans Common Stock they can direct for future purchases of Bob Evans Common Stock. No more than 10 percent of a participant’s account balance may be initially directed to Bob Evans Common Stock. Contributions for future purchase of Bob Evans Common Stock are also limited to 10 percent of the total contribution amount.
Administration
The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. Effective December 23, 2015, the Company has contracted with Prudential Bank & Trust, FSB, as the trustee and Prudential Retirement Insurance and Annuity Company, a third-party administrator, to process and maintain the records of participant data (collectively, “Prudential”).
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings and charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are 25% vested after two years, then ratable graduating to 100% vested after five years of credited service. Prior to December 23, 2015, participants were 20% vested after two years, then ratably graduating to 100% vested after six years of credited service.

Benefits
Net assets available for benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by, and allocated to, employees as described above, and the employees’ allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination. Benefits can be paid through lump sum distributions and/or annuity distributions, depending on the employee's elections.
Forfeitures
As of December 31, 2016, and 2015, there were $107,260 and $66,600, respectively, of non-vested forfeited accounts included in net assets available for benefits which may be used to reduce future employer contributions and/or to pay for certain Plan expenses. Forfeitures used during 2016 and 2015, were approximately $530,078 and $59,590, respectively.
Administrative Expenses
Various administrative expenses are paid by the Plan's participants.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except the unallocated insurance contract, in accordance with Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures (ASC 820).  The unallocated insurance contract is a group annuity contract with Prudential Retirement Insurance and Annuity Company that invests in the general assets of Prudential. Prudential considers this contract to be fully benefit responsive and the contract is stated at contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold, and investments held during the year.

New Accounting Pronouncements

In July, 2015 the FASB issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Parts I and II of the ASU were applicable to the Plan. Part I requires the fully benefit responsive investment contract to be recorded at contract value without presentation of fair value or the difference between fair value and contract value and reduces the related disclosures. Part II modified the investment disclosures under ASC 820, Fair Value Measurement and ASC 962. In 2016 this standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in the net assets. See Note 6 for addition information.
During 2016, the Plan adopted ASU No. 2016-01, Financial Instruments - Overall Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amended ASC 825, Financial Instruments, and eliminated the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.

3. Related Party Transactions
The Plan owned 96,155 shares valued at $5,116,383 and 108,872 shares valued at $4,229,697 of the Company’s Common Stock at December 31, 2016, and 2015, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. Cash dividends received from the Company for the year ended December 31, 2016, were $137,024.
Certain Plan investments were managed by Prudential, the trustee of the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.

4. Tax Status
Effective December 23, 2015, the Plan adopted a prototype plan. The prototype plan has received a favorable opinion letter from the Internal Revenue Service (IRS) that the Plan, as designed, is qualified for federal income tax-exempt status. The Plan has not individually sought its own determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Fair Value Measurements
Per ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. There have been no changes in the methodologies used at December 31, 2016 from those used in prior years.
The following is a description of the valuation technique used for each major class of assets measured at fair value by the Plan:

•
Mutual funds and Bob Evans Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. The Plan's various mutual funds include funds invested primarily in publicly traded equities, both domestic and international and domestic fixed income securities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Stock:	$5,116,383	$—	$—	$5,116,383
Total Common Stock	5,116,383	—	—	5,116,383

Mutual Funds:	108,455,765	—	—	108,455,765
Total Mutual Funds	108,455,765	—	—	108,455,765

Total Assets at Fair Value	$113,572,148	$—	$—	$113,572,148

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Stock:	$4,229,697	$—	$—	$4,229,697
Total Common Stock	4,229,697	—	—	4,229,697

Mutual Funds:	107,672,840	—	—	107,672,840
Total Mutual Funds	107,672,840	—	—	107,672,840

Total Assets at Fair Value	$111,902,537	$—	$—	$111,902,537

7. Unallocated Insurance Contract
In December 2015, the Plan entered into a fully benefit-responsive unallocated insurance contract, Guaranteed Income Fund ("GIF") with Prudential Retirement Insurance and Annuity Company ("PRIAC"). Amounts contributed to the contract are deposited in PRIAC’s general account. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of PRIAC.

The concept of a value other than contract value does not apply to this product even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. A market value (fair value) adjustment does not apply upon a discontinuance of this contract. There are not any specific securities in the general account that back the liabilities of this annuity contract. The Plan owns a promise from PRIAC to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Interest credit rates are reviewed on a semi-annual basis for resetting.

Interest is credited on contract balances using a single "portfolio rate" approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

Generally there are not any events that could limit the ability of the Plan to transact at contract value. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

8. Subsequent event
On February 28, 2017, the Compensation Committee of the Company's Board of Directors approved an amendment to the Plan to remove Company stock ("the Stock Fund") as an investment election for plan participants. Effective May 1, 2017, the Stock Fund is frozen to new contributions. Effective August 1, 2017, the Stock Fund will be removed from the Plan and all outstanding investments will be directed to a different investment option.

On April 28, 2017, the Company sold its Bob Evans Restaurants business to Bob Evans Restaurants, LLC, a Delaware limited liability company formed by affiliates of Golden Gate Capital Opportunity Fund, L.P. and divested from the restaurant segment (the “Restaurants Transaction”). The Restaurants Transaction does not impact the structure or administration of the Plan.
The newly formed company, Bob Evans Restaurants, LLC, created its own 401(k) Plan (the "BER 401(k)") whereby the record keeper remains Prudential.  Subsequent to the liquidation of the Stock Fund from the Plan, plan assets of employees who transferred to Bob Evans Restaurants LLC will be transferred to the BER 401(k), thus reducing the amount of assets in the Plan in 2017.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN # 31-4421866 Plan #001
December 31, 2016

Description of Investments	Cost ***	Current Value
Corporate Stock:
Bob Evans Farms, Inc. *	N/A	$5,116,383

Unallocated Insurance Contract
Prudential Guaranteed Income Fund **	N/A	41,437,010

Mutual Funds:
Prudential Total Return Bond Fund Class Q	N/A	34,110,967
American Funds EuroPacific Growth Fund	N/A	23,480,686
Vanguard Growth Index Fund	N/A	15,184,117
Vanguard Value Institutional	N/A	14,831,459
Wells Fargo Mid Cap Value Fund	N/A	8,431,110
JP Morgan Mid Cap Growth Fund	N/A	8,288,485
American Fundamental Investment Fund	N/A	1,859,511
Vanguard TRU 500	N/A	1,266,804
Van Small Cap Index Fund	N/A	729,974
Blackrock Inflation Protection Fund	N/A	272,652
		108,455,765

Total Investments		$155,009,158

* Party-in-Interest
** This is a party-in-interest as the fund is managed by the trustee
*** N/A - Cost is not applicable as these are participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN

Date: June 26, 2017	By:	/s/ Alan Ashworth
Alan Ashworth Chairman of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan and Non-Qualified Plans Investment Committee